FORWARD FUNDS

345 California Street, Suite 1600

San Francisco, CA 94104

August 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (the “Registrant”)

Registration Statement on Form N-14

1933 Act File No. 333-226162

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned Registrant, and the undersigned distributor, Forward Securities, LLC, each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to August 22, 2018, at 4:00 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call Richard F. Kerr, Esq., K&L Gates LLP at (617) 261-3166.

Kind regards,

FORWARD FUNDS

/s/ John A. Blaisdell
By:	John A. Blaisdell
Title:	President

FORWARD SECURITIES, LLC

/s/ Paul A. Bachtold
By:	Paul. A. Bachtold
Title:	Secretary